September 10, 2008

Via EDGAR

Mr. Jeffrey P. Riedler

United States Securities and Exchange Commission

Department of Corporate Finance

Mail Stop 6010

100 F Street, NE

Washington, DC 20549

Re:	Accentia Biopharmaceuticals, Inc.
Registration Statement on Form S-3 Filed July 3, 2008
File No. 333-152148

Dear Mr. Riedler:

On behalf of Accentia Biopharmaceuticals, Inc. (the “Company” or “we”), we submit for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), this letter in response to the Staff’s comments to registration statement on Form S-3 of the Company (the “Registration Statement”). The Staff’s comments are set forth in a letter dated August 27, 2008. For your convenience, we have recited the comments from the Staff in bold and have followed each comment with our response.

1.	Please file an amendment to the Form S-3 that reflects the changes you have proposed to make in your response letters filed as CORRESP. Please note that we may have further comments upon review of your amendment.

Response:

We refer you to the Form S-3/a filed concurrently herewith.

2.	Please confirm to us that your response to our prior comments 1 and 5 supplement the information you provided to us in your July 23, 2009 response and are not intended to replace your prior responses.

Response:

We confirm that the Company’s responses are intended to supplement the prior responses.

3.	We note your response to prior comment 2. Please provide us with an explanation of how you have calculated the percentages in your response.

Response:

Percentage of the total amount of all possible payments divided by the net proceeds to the issuer from the sale of the convertible debentures*	1,033%
Percentage total amount of all possible payments divided by the net proceeds to the issuer from the sale of the convertible debentures averaged over the term of the convertible debentures**	344%

*	This response supplemented comment no. 2. Therefore, the percentage calculation consists of all possible payments (excluding any repayment of principle), which included taking the aggregate of $89,061 per day ($32,507,265 per year) and $176,121 per month ($2,137,452 per year), if we do not fulfill certain provisions of the Securities Purchase Agreement and Registration Rights Agreement. We took the sum of the possible penalties ($32,507,265 + $2,137,452 = $34,644,717) and multiplied by term of the years (3) = $103,934,151, then dividing it by our net proceeds ($10,057,455) to the issuer from the sale of the convertible debentures.
**	This response supplemented comment no. 2. We took the above percentage calculation and averaged it over the term of the convertible debentures, which equals three years.

4.	We note your response to our prior comment 6. Given the aggregate size of the offering being registered on this registration statement and your April 2008 registration statement relative to the number of shares outstanding held by persons other than the selling shareholders and affiliates, the nature of the offering and the selling shareholders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

Response:

Based on the above comment, the Company has reduced the number of shares registered for resale on its Form S-3/a to 6,999,915 shares of common stock. Such amount, when added to the Company’s April 2008 registration statement, amounts to less than 33% of the Company’s public float.

If you have any questions, please contact the undersigned at 212-370-1300, or Samuel S. Duffey, the Company’s General Counsel, at 941-918-1251.

Very truly yours,

ELLENOFF GROSSMAN & SCHOLE LLP.

By:	/s/ David Selengut
David Selengut

cc:	Francis E. O’Donnell, Jr., M.D.
Samuel S. Duffey, Esq.

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